February 27, 2012

András P. Teleki, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, D.C. 20006-1600

       RE: MetLife Insurance Company of Connecticut:
                "Fixed Annuity" Contracts
                Initial Registration Statement filed on Form S-3
                File No. 333-178885

                "Registered Fixed Account Option" Contracts
                Initial Registration Statement filed on Form S-3
                File No. 333-178886

                "MetLife Target Maturity" Contracts
                Initial Registration Statement filed on Form S-3
                File No. 333-178889

Dear Mr. Teleki:

The staff reviewed the above-referenced initial registration statements, which the Commission received on January 5, 2012. We have given each registration statement a full review. Based on our review, we have the following comments, which are based on our review of the Fixed Annuity Contract registration statement. Therefore, unless indicated otherwise, the comments apply to all three filings identified above, and page references are to the pages of the courtesy copy for the Fixed Annuity Contract provided to the staff.

1.   **Facing Sheet**

Please revise the "Calculation of Registration Fee" to clarify what units apply to the value provided under "Amount to be registered" and add a column and provide a dollar value for "Amount of registration fee."

2.   Front Cover Page

Please insert a cross-reference to the risk factors sections including the page number. Item 501(b)(5) of Regulation S-K per Item 1 of Form S-3.

3.   Table of Contents (page 2)

Please include a specific listing of the risk factors section and add such a section as required by Item 503(c) of Regulation S-K per Item 3 of Form S-3. Item 502(a) of Regulation S-K per Item 2 of Form S-3.

4.   Special Terms (page 3) and Defined Terms

Please confirm all special terms and defined terms have been used consistently and that all such terms appearing in the prospectus have been defined here as well.

Please note the following examples.

  i. In the Fixed Annuity and MetLife Target Maturity Contracts, the special term "Qualified Contract" is not consistently upper cased throughout the prospectus.

  ii. In the Registered Fixed Account Option Contract it is not necessarily obvious that the term "Fixed Account Option" in the first paragraph of the front cover page is the same thing as the "Registered Fixed Account Option" identified at the top of the front cover page.

5.   Declared Interest Rates of the Initial and Subsequent Renewal Periods (page 7) (Registered Fixed Account Option Contract only)

In the first paragraph after the two bullet point lists on page 7, please disclose the minimum interest rate permitted under state law.

6.   Guarantee Periods (page 7) (MetLife Target Maturity Contract only)

  a. In the third sentence of the second paragraph following the surrender charge schedule in the summary on page 5, the summary states that an owner "may request any interest that has been credited during the prior Contract Year."

  Please expand on this feature in terms of how to make such requests including whether credited interest is limited to just the prior Contract Year and how such a request will impact or be impacted by the market value adjustment and surrender charge.

b. In the bullet list of options available at the end of the Guarantee period, please also address what happens if instead of transferring out of the one year Guarantee Period into another Guarantee Period as stated in third bullet point, an owner wants to transfer out but not necessarily into another Guarantee Period, *i.e.*, transfer and surrenders charges now applicable.

7. **Surrenders (page 8) (for MetLife Target Maturity Contract, see comment 8.d.iii. below)**

Please explain and disclose the interaction between the surrender charge (including any free withdrawal amounts as disclosed in first paragraph on page 11) and the market value adjustment, *i.e.*, if both applicable which applies first and to what amount.

8. **Transfers (page 8) (not applicable to MetLife Target Maturity Contract)**

Please explain and disclose the interaction between transfers and the surrender charge and market value adjustment, *i.e.*, when will a transfer trigger a surrender charge and market value adjustment.

Please note that for the Registered Fixed Account Option Contract, the Market Value Adjustment section precedes the Transfers section.

9. **Market Adjusted Value Formula (page 12)**

a. Please clarify what "RO" is as reflected in the Market Adjusted Value Formula appearing on page 12, *i.e.*, what is it relative to interest rate that an owner is guaranteed to receive under current Guarantee Period.

b. Please briefly explain what the 0.0025 value represents as reflected in the Market Adjusted Value Formula.

c. Please reconcile the statement in Appendix B to the prospectus for the MetLife Target Maturity Contract (File No. 333-178889) that in New York the Guaranteed Interest Rate will not be lower than 3.00% with the lack of any such statement in this prospectus (and confirm accuracy of that rate – *see* d.ii. below).

d. **For MetLife Target Maturity Contract (page 9)**

In Appendix B, please do the following.

   i. Please clarify what "FI" is as explained in the first sentence of the bullet point following the formula for Market Adjusted Value.

> ii.   Please confirm accuracy of statement that in New York the Guaranteed Interest Rate will not be lower than 3.00%.

> iii.   In the prospectus, please explain and disclose the interaction between the surrender charge and market value adjustment, *i.e.*, if both applicable which applies first and to what amount.

10.   Federal Tax Considerations (page 18)

For the Fixed Annuity and MetLife Target Maturity Contracts, please confirm this section is current.

11.   Information Incorporated by Reference (page 28)

a.   Please revise the first paragraph to more clearly and separately provide for the incorporation by reference of documents disclosure required by Item 12(a)(2) (reports filed since annual report incorporated by reference pursuant to 13(a) and 15(d)), and 12(b) (reports subsequently filed pursuant to 13(a), 13(c), 14, or 159d)).

b.   Please identify all reports and other information that the Company files with the SEC and correct the telephone number provided in the last paragraph. *See*, respectively, Items 12(c)(2)(i) and (ii) of Form S-3.

12.   Experts (page 28)

Given that an opinion will be issued and relied upon for the issuance and sale of the contracts (*e.g.*, Exhibits 5 and 23(b) under Item 16 in Part II indicate, respectively, that a legal opinion and consent of counsel are to be field as exhibits), please provide the disclosure for legal counsel as required by Item 509 of Regulation S-K per Item 10 of Form S-3.

PART II

13.   Please confirm all estimated costs have been covered in Item 14, *e.g.*, lacks any registration fees.

14.   The staff recommends that the exhibits provided under Item 16 be revised to better conform to the exhibits specifically required under Form S-3, *e.g.*, charter and by-laws in exhibit 3 are not required on Form S-3 based on Item 601 of Regulation S-K.

15.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

16.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

   If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

                              Sincerely,

                              Sonny Oh
                              Staff Attorney
                              Office of Insurance Products